==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------

                              Amendment No. 2 to
                                  SCHEDULE TO
                 Tender Offer Statement under Section 14(d)(1)
              or 13(e)(1) of the Securities Exchange Act of 1934

                                      and

                              Amendment No. 5 to
                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                            ----------------------

                       Gulf Indonesia Resources Limited
                      (Name of Subject Company (issuer))
                            ----------------------

                        Conoco Canada Resources Limited
                                  Conoco Inc.
                     (Names of Filing Persons (offerors))
                            ----------------------

                       Gulf Indonesia Resources Limited
       (Name of Filing Person (subject company in a 13e-3 transaction))
                            ----------------------

                                 Common Shares
                        (Title of Class of Securities)

                                   402284103
                     (CUSIP Number of Class of Securities)
                            ----------------------

                             Wayne C. Byers, Esq.
                                Senior Counsel
                                  Conoco Inc.
                         600 North Dairy Ashford Road
                               Houston, TX 77079
                                (281) 293-1000
 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                With a copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000
                             ---------------------

                                 July 15, 2002
                            ----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject        [ ] issuer tender offer subject
    to Rule 14d-1.                              to Rule 13e-4
[X] going-private transaction subject       [X] amendment to Schedule 13D
    to Rule 13e-3.                              under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
==============================================================================

CUSIP No.         402284103
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Conoco Inc.
     IRS# 51-0370352

     Conoco Canada Resources Limited
     IRS# 98-0086499
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*

     BK, OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Conoco Inc. - Delaware
     Conoco Canada Resources Limited - Nova Scotia
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         63,650,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         63,650,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,650,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________

* SEE Instructions

          This Amendment (this "Amendment") amends the Tender Offer Statement on Schedule TO initially filed on June 12, 2002 by Conoco Inc., a Delaware corporation ("Conoco"), Conoco Canada Resources Limited, a Nova Scotia corporation and a wholly-owned subsidiary of Conoco ("Conoco Canada"), and Gulf Indonesia Resources Limited, a New Brunswick corporation ("Gulf Indonesia"), as amended on July 3, 2002, relating to the offer by Conoco Canada to purchase all the outstanding common shares, par value $0.01 per share (the "Shares"), of Gulf Indonesia not owned by Conoco Canada, at a purchase price of U.S.$13.25 per Share, net to the seller in cash, without interest thereon (the "Offer"). The Offer is subject to the terms and conditions set forth in the Offer to Purchase dated June 12, 2002, as amended on July 3, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal. This Amendment also constitutes Amendment Number 5 to the
Schedule 13D of Conoco and Conoco Canada filed with the Securities and Exchange Commission on July 26, 2001, as amended on May 28, 2002, June 10, 2002, June 12, 2002 and July 3, 2002.

Item 13. Information Required by Schedule 13E-3

          (a) The information set forth under "SPECIAL FACTORS - Fairness of the Offer - The Independent Committee" in the Offer to Purchase is hereby supplemented and amended by adding the following as a bullet point:

          "o The Valuation of RBC and the valuation procedures performed by RBC in connection with the Valuation, including, without limitation, the net asset value and precedent transaction analyses performed by RBC."

          (b) The information set forth under "SPECIAL FACTORS - Position of Conoco and Conoco Canada Regarding Fairness of the Offer" is hereby supplemented and amended as follows:

          The first paragraph is amended by adding the following as a bullet point:

          "o The valuation procedures performed by RBC in connection with the Valuation, including, without limitation, the net asset value and precedent transaction analyses performed by RBC."

          The second paragraph is amended and restated to read as follows:

               "Conoco and Conoco Canada did not consider the liquidation of Gulf Indonesia's assets to be a viable course of action based on Conoco's desire to retain its shareholding in Gulf Indonesia. Therefore, no appraisal of liquidation value was taken into account in the above analysis. In addition, in making their determination as to fairness, Conoco and Conoco Canada did not take into account the condition to the Offer that it be accepted by a majority of Gulf Indonesia shareholders not affiliated with Conoco Canada, as this condition is not a financial metric relevant to the financial evaluation of the Offer."

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        SCHEDULE TO/A, SCHEDULE 13D/A and
                                        SCHEDULE 13E-3/A

                                        Conoco Inc.

                                        by /s/ S. L. Cornelius
                                           -----------------------------------
                                           Name:  S. L. Cornelius
                                           Title: Vice President and Treasurer


                                        Conoco Canada Resources Limited

                                        by /s/ M. E. Hesje
                                           -----------------------------------
                                           Name:  M. E. Hesje
                                           Title: Senior Vice President


                                        SCHEDULE 13E-3/A

                                        Gulf Indonesia Resources Limited

                                        by /s/ Paul Warwick
                                           -------------------------------
                                           Name:  Paul Warwick
                                           Title: Chief Executive Officer



Dated:  July 15, 2002